UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41356

Electra Battery Materials Corporation
(Translation of registrant's name into English)

133 Richmond St W, Suite 602
Toronto, Ontario, M5H 2L3 Canada
(416) 900-3891
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Incorporation by Reference

The information contained in this Report on Form 6-K (this “Form 6-K”) and Exhibits 99.1 and 99.2 herewith are hereby incorporated by reference as an exhibit to (i) the Registration Statement on Form S-8 (File No. 333-264589), (ii) the Registration Statement on Form F-3, as amended (File No. 333-288364) and (iii) the Registration Statement on Form F-3, as amended (File No. 333-291766) of Electra Battery Materials Corporation (the “Company”).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit Number	Description

99.1	Press Release dated July 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Electra Battery Materials Corporation
(Registrant)

Date: July 6, 2026	/s/ Trent Mell
Trent Mell
Chief Executive Officer and Director